Mail Stop 3561

May 12, 2008

Mr. Neil G. Kiefer, Chief Executive Officer
155 East Tropicana LLC
115 East Tropicana Avenue
Las Vegas, Nevada 89109

      Re: **155 East Tropicana LLC**
              Form 10-K for the year ended December 31, 2007
              Filed March 31, 2008
              File No. 333-12924

Dear Mr. Kiefer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 30, 2007

Item 6 – Selected Financial Data – Hotel San Remo Casino and Resort, page 30

1.   In future filings, please designate Hotel San Remo Casino and Resort ("San
        Remo") as a "Predecessor" company. Also, if the historical San Remo
        consolidated financial statements are required to be filed in the future (e.g. in a
        '33 Act filing), please provide this designation as a "predecessor" in their
        historical consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31
Comparison of Year Ended December 31, 2006 (155 East Tropicana, LLC) with the Year
Ended December 31, 2005 (Combined), page 37

2.   We note your non-GAAP measure, Operating expenses before depreciation, pre-
        opening expense, related party royalties expense, and loss on disposal of assets on
        pages 38 and 29. As this non-GAAP measure includes items that are reasonably
        likely to occur or occurred within the time period prescribed in Item
        10(e)(1)(ii)(B) of Regulation S-K, it appears that a non-GAAP performance
        measure of this nature should not be included in filings with the Commission.
        Please advise and revise in future filings, accordingly.

Critical Accounting Policies and Estimates, page 42

3.   We note that your critical accounting policies disclosure is substantially similar to
        your accounting policy footnote 2 and is solely a duplication of all your
        accounting policies included in that note. In this regard, we believe that not all of
        your accounting policies are critical in a similar or equal manner. Specifically,
        accounting policies contain different levels of uncertainties associated with their
        respective methods, assumptions, and estimates underlying their critical
        accounting measurements. Therefore, please limit the disclosure to the specific
        policies where the nature of the estimates and assumptions is material due to the
        levels of subjectivity and judgment necessary to account for highly uncertain
        matters and the impact of the estimates and assumptions is material to the
        consolidated financial statements. Furthermore, this disclosure in MD&A should
        supplement, not duplicate, the description of accounting policies disclosed in the
        notes. In this regard, please ensure that your critical accounting estimates
        disclosure – (i) provides greater insight into the quality and variability of
        information in the consolidated financial statements; (ii) addresses specifically
        why the accounting estimates or assumptions bear the risk of change; (iii)

analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise future filings accordingly.

Quantitative and Qualitative Disclosures about Market Risk, page 46

4.   It appears that the current disclosures regarding your exposure to interest rate risk do not comply with the requirements of Item 305 of Regulation S-K. Please revise your disclosure in future filings regarding your exposure to interest rate risk to provide these disclosures in one of the formats outlined in Item 305(a) of Regulation S-K.

Note 2. Participation Fees, page 57

5.   With respect to your participation fees paid to slot machine manufacturers, we note that you classify these payments as a reduction of revenue. However, it appears industry practice is to recognize these participating fees as an expense, rather than a reduction of revenue. Refer to the guidance in Section 2.11 of the AICPA Audit & Accounting Guide for Casinos. Please advise us or revise this classification in future filings, accordingly.

Note 4. Intangible Assets, page 61

6.   We note that you have recorded the value of the Hooters trademark as an indefinite lived intangible asset and that Florida Hooters LLC has assigned the right to use this trademark to the company. Please tell us the length of the agreement which permits the company to use the Hooters trademark. If the length of the agreement is not indefinite, please tell us why you believe it is appropriate to classify the right to use the trademark as an indefinite lived intangible asset.

Note 10. Commitments and Contingencies, page 68

7.   We note a preferred return of 4% per annum on the $25 million EW Common LLC membership account balance (or $1 million annually) commenced in March 2006. As this preferred return is limited solely to one of your members interest

and the amount of this return is cumulative, it appears that disclosure of net loss (income) available to member interest should be provided on the face of the consolidated statements of operations in accordance with the guidance in Topic 6B of the Staff Accounting Bulletins. Please revise in future filings.

Exhibit 12 - Ratio of Earnings to Fixed Charges

8.   Given that you have public debt outstanding, please revise to include this exhibit in accordance with the guidance in Item 601(b)(12) and Item 503(d) of Regulation S-K, respectively. Please revise in future filings.

Other

9.   From a news article dated April 25, 2008, it is our understanding that Moody's downgraded your public notes to junk bond status. Therefore, please expand future filings to completely and clearly discuss and analyze the impact and consequences of this matter on the company's cash position, liquidity, and its external financing abilities as a result of this material change in credit rating. Refer to the guidance in Section IV (B)(2) in FRR-72.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief